EDINBURGH TOWER, 41/F THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG TELEPHONE: +852 2585 0888 FACSIMILE: +852 2585 0800	MORRISON & FOERSTER NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SAN DIEGO, WASHINGTON, D.C. TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

Writer’s Direct Contact
852 2585.0856
PBoltz@mofo.com

August 3, 2007

Mr. Kevin Woody, Branch Chief

Ms. Jennifer Monick, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	NetEase.com, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2006

File No. 000-30666

Dear Mr. Woody and Ms. Monick:

On behalf of NetEase.com, Inc., a Cayman Islands corporation (the “Company”), we are providing to you this letter in response to the comment letter, dated July 17, 2007, from the Staff of the Commission (the “Letter”) in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F”). For your convenience, we have set forth each of your comments below followed by the Company’s response to each comment.

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 78

1. It does not appear that you have included your long-term payables and your zero coupon convertible subordinated notes in your tabular disclosure of contractual obligations. Please explain to us why you have omitted these obligations. Please refer to the instruction to Item 5F of Form 20-F.

The Company respectfully submits that the long-term payables and zero coupon convertible subordinated notes were disclosed on the Company’s balance sheet and that the information required by Item 5F of Form 20-F has been provided to investors. However, the Company acknowledges the Staff’s comment and confirms that, to the extent these obligations are outstanding, it will include them in the tabular disclosure of contractual obligations in its future Form 20-F filings.

PARTNERS: PAUL BOLTZ, TIEN-YO CHAO, MARCIA ELLIS, PAUL MCKENZIE*, GORDON MILNER, VENANTIUS TAN

CONSULTANTS: SCOTT JALOWAYSKI (ADMITTED IN NEW YORK), J. EDWARD LI (ADMITTED IN NEW YORK),

XIAOHU MA (ADMITTED IN THE PEOPLE’S REPUBLIC OF CHINA), NIGEL STAMP (ADMITTED IN ENGLAND & WALES )

* NOT RESIDENT IN HONG KONG

Mr. Kevin Woody

Ms. Jennifer Monick

Securities and Exchange Commission

August 3, 2007

Page Two

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-5

2. Please tell us why you have presented business taxes as a reduction to revenues to determine net revenues. Please cite authoritative literature relied upon to justify current presentation.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has considered EITF Issue 06-3, EITF Issue 99-19, EITF Issue 01-14, and SEC Rule 05-3 of Regulation S-X when determining its current presentation of business taxes.

In accordance with EITF Issue 06-3, How Taxes from Customers and Remitted to Government Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation), the Task Force concluded that presentation of taxes on either a gross or a net basis as an accounting policy decision is permitted.

Prior to the release of EITF 06-3, the Company also referred to EITF Issue 99-19 and EITF Issue 01-14 for its accounting treatment. The Company focused on the primary obligor criterion as the criteria in determining how to present such taxes on the income statement. In China, business taxes are imposed by the government on the revenues reported by the selling entities with rates varied among industries. The Company’s current business tax rates in general range between 3% to 8.5% with respect to its various revenue types. Business tax is a tax based on revenue collected from customers and reduces revenue earned. Therefore, the Company considered that this amount should be deducted from revenue rather than be treated as a cost of sales. The Company further believes that presenting business tax as a reduction from revenue to determine net revenues will provide readers of its financials a clear understanding of revenues and the changes over time in the Company’s business with no distortion resulting from any business tax changes or adjustments. The current presentation adopts the approach under SEC Rule 05-3 of Regulation S-X which requires that the amount of excise taxes paid must be disclosed on the face of the income statement, if excise taxes are greater than 1 percent of revenues.

Notes to the Consolidated Financial Statements

Note 5. Prepayments and Other Current Assets, page F-21

3. We note you have employee advances and staff loan receivables outstanding as of December 31, 2006. Please tell us from whom these amounts are due and whether any of these amounts are due from executive officers. If any amounts are due from executive

Mr. Kevin Woody

Ms. Jennifer Monick

Securities and Exchange Commission

August 3, 2007

Page Three

officers, please tell us how you have complied with section 402 of the Sarbanes-Oxley Act.

Included in Prepayments and Other Current Assets as at December 31, 2006 were employee advances and staff loan receivables totaling RMB4.8 million. The amounts are due from employees, except RMB374,614 are receivables due from two executive officers of the Company.

Out of the total due from executive officers, RMB150,129 was due from William Ding, the Company’s Chief Executive Officer. The entire amount owed by Mr. Ding represented advances of reimbursable travel expenses incurred by him while performing his duties as chief executive officer of the Company. In accordance with the Company’s standard administrative procedures, the advances are cleared when Mr. Ding provides the Company with the issued invoices or receipts for the related business travel activities.

In addition, out of the total due from executive officers, RMB224,485 was due from Michael Tong, the Company’s Co-Chief Operating Officer. The amount owed by Mr. Tong included RMB46,562 for reimbursable travel expenses which, similar to the advances made to Mr. Ding, were incurred by him while performing his duties as co-chief operating officer of the Company. The remaining amount of RMB177,923 represented the payment of tax by the Company on his behalf to the Chinese tax authorities as a result of his change in tax status to a ‘resident’ for Chinese tax purposes which occurred around October 2006 (arising because Mr. Tong had resided in China for more than 183 days in 2006). The amount of additional tax resulting from this change in tax status became immediately due with respect to his January to September 2006 payroll. Mr. Tong repaid such amount via payroll deductions, and the entire amount was repaid after year end.

The Company determined that the foregoing advances to Messrs. Ding and Tong were not “personal loans” within the meaning of Section 402 of the Sarbanes-Oxley Act because the primary purpose of the advances, from the perspective of the Company, was to advance the business of the Company (and not merely benefiting such officers in their personal capacity). Specifically, as noted above, the advances for travel expenses were all directly related to trips undertaken in furtherance of the Company’s business and were settled with the Company upon receipt of appropriate documentation in accordance with the Company’s policies and procedures. In addition, with respect to the tax payment for Mr. Tong, the Company normally deducts taxes from employees’ payroll as the taxes are incurred. However, in the case of Mr. Tong in 2006, the Company had requested Mr. Tong to stay in China for a longer time than was originally expected due to certain business needs of the Company. This resulted in Mr. Tong’s unexpected

Mr. Kevin Woody

Ms. Jennifer Monick

Securities and Exchange Commission

August 3, 2007

Page Four

change in status to a resident which triggered additional tax obligations. Because Mr. Tong’s extended service in China was at the request of the Company and in furtherance of the Company’s business, as a matter of tax administration by the Company’s Human Resources Department with the relevant PRC tax authority, the Company proceeded to initially pay the additional tax and deduct such amount from Mr. Tong’s future payroll amounts.

Note 15. Stock-based Compensation, page F-31

4. It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

In response to the Staff’s comment, the Company has attached as Exhibit 1 hereto a table describing how its disclosures have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R). The Company acknowledges that the following four disclosures should have been included in the financial statements:

a. The total intrinsic value of options exercised during 2006 was approximately US$28.8 million.

b. The aggregate intrinsic value of options fully vested and expected to vest, and the aggregate intrinsic value of options exercisable as of December 31, 2006 was US$53.2 million and US$7.6 million, respectively. The intrinsic value is calculated as the difference between the Company’s closing stock price of US$18.69 per ADS, or US$0.7476 per share, as of December 31, 2006 and the exercise price of the underlying options as of that date.

c. The weighted-average remaining contractual term of options exercisable was 2.57 years.

d. It is the Company’s policy to issue new shares upon share option exercise.

The Company respectfully submits that the Company had properly disclosed the respective weighted average exercise prices of the share options expected to vest and fully vested under Note 15(d), and therefore a reader of the Company’s financial statements would be able to determine the intrinsic value by comparing the Company’s market share price to the respective weighted average exercise prices disclosed under Note 15(d). The weighted average remaining contractual life of outstanding options was disclosed under Note

Mr. Kevin Woody

Ms. Jennifer Monick

Securities and Exchange Commission

August 3, 2007

Page Five

15(d), which also included exercisable options. In addition, the Company’s policy of issuing new shares to satisfy share option exercises is evident from reading the statement of shareholders’ equity.

The Company acknowledges the Staff’s comment, however, and confirms it will duly include the abovementioned disclosures in its future Form 20-F filing.

Exhibits 12.1 and 12.2

5. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-l4(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have replaced the word “report” with “annual report’ in paragraph 2. Please revise your certifications in future filings to comply with the Exchange Act Rules.

The Staff’s comment is noted, and the Company will ensure that future certifications are prepared in accordance with the Exchange Act rules.

*      *      *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

Ms. Jennifer Monick

Securities and Exchange Commission

August 3, 2007

Page Six

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at 852-2585-0856.

Best regards,

/s/ Paul Boltz
Paul Boltz

cc:	Onward Choi — NetEase.com, Inc.

Vincent Cheuk — PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Exhibit 1

NetEase

Completeness check for disclosure requirements under A240-242 under 123R.

MINIMUM DISCLOSURE REQUIREMENTS AND ILLUSTRATIVE DISCLOSURES	Disclosed in footnotes of financial statements (Y/N)
A240. The minimum information needed to achieve the disclosure objectives in paragraph 64 of this Statement is set forth below. To achieve those objectives, an entity should disclose the following information:136

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.	Yes 15(e)

b. For the most recent year for which an income statement is provided: (1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.	Yes 15(d)

(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.	Not applicable

c. For each year for which an income statement is provided: (1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.	Yes see 15(c)

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.	No

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Exhibit 1

NetEase

Completeness check for disclosure requirements under A240-242 under 123R.

MINIMUM DISCLOSURE REQUIREMENTS AND ILLUSTRATIVE DISCLOSURES		Disclosed in footnotes of financial statements (Y/N)
d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:		Partially disclosed in 15 (d)
(1) The number, weighted-average exercise price (or conversion ratio), aggregate	)
intrinsic value, and weighted-average remaining contractual term of options (or	)
share units) outstanding.	)
(2) The number, weighted-average exercise price (or conversion ratio), aggregate	)
intrinsic value (except for nonpublic entities), and weighted-average	)
remaining contractual term of options (or share units) currently exercisable (or	)
convertible).	)

e. For each year for which an income statement is presented:137
(1) A description of the method used during the year to estimate the fair value (or		Yes
calculated value) of awards under share-based payment arrangements.		15(c)

(2) A description of the significant assumptions used during the year to estimate the		15(c)
fair value (or calculated value) of share-based compensation awards, including
(if applicable):

(a) Expected term of share options and similar instruments, including a		15(c)
discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

(b) Expected volatility of the entity’s shares and the method used to estimate		15(c)
it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

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Exhibit 1

NetEase

Completeness check for disclosure requirements under A240-242 under 123R.

MINIMUM DISCLOSURE REQUIREMENTS AND ILLUSTRATIVE DISCLOSURES	Disclosed in footnotes of financial statements (Y/N)
(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.	15(c)

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.	15(c)

(e) Discount for post-vesting restrictions and the method for estimating it.	Not applicable

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)–(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.	Not applicable

g. For each year for which an income statement is presented:
(1) Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.	Yes 15(a)

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.	Not applicable

h. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.	Yes 15(a)

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Exhibit 1

NetEase

Completeness check for disclosure requirements under A240-242 under 123R.

MINIMUM DISCLOSURE REQUIREMENTS AND ILLUSTRATIVE DISCLOSURES	Disclosed in footnotes of financial statements (Y/N)
i. If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.	Disclosed in the Consolidated Statements of Cash Flows

j. If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.	Not applicable

k. A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.	No

A241. An illustration of disclosures of a public entity’s share-based compensation

Supplemental Disclosures
A242. In addition to the information required by this Statement, an entity may disclose supplemental information that it believes would be useful to investors and creditors, such as a range of values calculated on the basis of different assumptions, provided that the supplemental information is reasonable and does not lessen the prominence and credibility of the information required by this Statement. The alternative assumptions should be described to enable users of the financial statements to understand the basis for the supplemental information.	Not applicable

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